UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd. (the “Company”) announces that on July 17, 2024, the registration of the ZOOZ ordinary shares, nominal value NIS 0.00286 per share, registered under the name of the Tel-Aviv Stock Exchange nominee company (the “Nominee Company”) and outstanding as of such date (the “Shares”), was transferred from the Nominee Company to the Company’s transfer agent, Continental Stock Transfer & Trust, to be registered under the name of Cede & Co. in the Tel-Aviv Stock Exchange (the “TASE”) account at DTC, instead of under the name of the Nominee Company. Such transfer does not change any of the rights attached to the Shares and is intended solely to enable an easier transfer of the Shares between the TASE and the Nasdaq Capital Market for ZOOZ shareholders wishing to do so.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

ZOOZ Power Ltd.

Date: July 18, 2024	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors